Exhibit 99.1

For immediate release

February 28, 2018

SAP Releases Integrated Report 2017 and Files Annual Report 2017 on Form 20-F with the U.S. Securities and Exchange Commission

WALLDORF, Germany – February 28, 2018 – SAP SE (NYSE: SAP) today announced that it has filed the SAP Annual Report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (SEC) and is accessible online at
www.sap.com/investors/sap-2017-annual-report-form-20f. SAP also announced that the SAP Integrated Report 2017 is now available and accessible online at www.sapintegratedreport.com. The SAP Integrated Report 2017 discusses the financial and non-financial factors that influence SAP’s performance.

In the reports, SAP reaffirmed its previously published (January 30, 2018) business outlook.

The SAP Integrated Report discusses the company’s social, environmental and financial performance. Many of our non-financial indicators, such as Employee Engagement Index, employee retention, Business Health Culture Index, and the reduction of greenhouse gas emissions, have developed positively or remained at a high level over the past year. SAP measured the monetary impact on operating profit that these four non-financial KPIs have. You can view this analysis at www.sap.com/integrated-reports/2017/en/connectivity.html.

“A holistic approach to managing the company helps us achieve our goals,” said Luka Mucic, Chief Financial Officer, SAP. “I am proud that it is not only our financial results that are strong. In fact, most of the non-financial indicators that we focus on as a company have developed positively as well.”

You can access PDF versions of the SAP Integrated Report 2017 and the SAP Annual Report 2017 on Form 20-F at our Investor Relations website www.sap.com/investor. A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to investor@sap.com or via phone +49 6227 7-67336.

SAP will host the annual Capital Markets Day in New York City on March 6, 2018. SAP senior management will give more detail about the innovation growth drivers behind our 2020 ambitions. The event will be broadcast live on our Web site www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 378,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Markus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2018 SAP SE. All rights reserved.

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